FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 21 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Application for Injunction'
                                     dated 21 September 2004



21 September 2004


                                 British Energy plc

                     Application for injunction against Polygon


British Energy announces that today it has made application to the United States District Court, Southern District of New York, for an order against Polygon Investment Partners LLP ("Polygon") and its associates relating to its Schedule 13D filing in respect of British Energy which British Energy considers was filed late and defective because it failed to include material information. The effect of this order if granted would be to require Polygon to refile a Schedule 13D and withdraw its requisition of an Extraordinary General Meeting of British Energy, submitted on 3 September, for a period of time to be determined by the Court.


Under US Securities law (which is applicable to British Energy as a company registered with the SEC) any shareholder acquiring an interest in more than 5 per cent. of a registered company with a view to influencing the conduct of that company is obliged to inform the market of that fact under Schedule 13D within 10 days of making such an acquisition. Polygon acquired 35,000,000 ordinary shares in British Energy (representing 5.64 per cent. of the ordinary share capital outstanding) on 23 July 2004. Polygon filed a Schedule 13D notice in respect of this acquisition only on 12 September 2004 more than six weeks after British Energy believes it was required to do so.


The effect of the resolutions to be proposed at the EGM requisitioned by Polygon would, if they are passed and nothing else is done, be to prevent British Energy from taking action without which British Energy believes there would be a breach of the binding Creditor Restructuring Agreement entered into by British Energy. In the event of a breach of the CRA and its subsequent termination, the Company would come under an immediate obligation to pay approximately GBP1.5 billion to creditors. The Company has nothing like the available resources to pay these sums. Furthermore the Company may be subject to significant claims for damages from creditors for breach of contract. In these circumstances, there is a very real possibility that British Energy would be forced to commence insolvency proceedings.


In these highly unusual circumstances British Energy believes it ought to take every step available to it to avoid these risks and compel compliance with applicable securities laws; hence today's court action.


For further information please contact:


Andrew Dowler               Media                                  020 7831 3113
John Searles                Investor Relations                     01355 262 202

Website: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 21 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations